Exhibit 99.34

Mayfair Gold Signs All Major Engineering Contracts

to Advance 2025 Fenn-Gib Pre-Feasibility Study

•	Ausenco Engineering Canada ULC to Lead Pre-Feasibility Study and focus on Process Plant design and Metallurgical test work

•	AGP Mining Consultants Inc. to advance mine planning and the mineral reserve estimate

•	Knight Piésold Ltd. to advance tailings design and water management

•	Environment Application Group Inc. to continue advancing environmental baseline work to support the Ontario Provincial Permitting Process

VANCOUVER, British Columbia, May 26, 2025 - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V:MFG; OTCQX:MFGCF) is pleased to announce that it has executed all required contracts with the major engineering companies that will participate in the Pre-Feasibility Study (“PFS”) on the Fenn-Gib Gold Project in Northeastern Ontario (“Fenn-Gib” or the “Project”). The PFS is expected to be completed towards the end of 2025.

The PFS will evaluate and outline the design, costs and economic potential for Fenn-Gib based on a conventional open-pit mining operation and gold processing plant, with a targeted throughput of 4,800 tonne-per-day (“tpd”) capacity. The study will also provide detail on the necessary site and regional infrastructure required to bring the project into production.

Focusing on a 4,800 tpd design allows Mayfair to:

•	Focus on the higher-grade near surface mineralization at Fenn-Gib;

•	Reduce the potential scale of the upfront initial capital cost to get into production;

•	Develop Fenn-Gib on a shorter construction timeline, which is expected to help mitigate inflationary pressures and potential for delays relative to a larger development; and

•	Provides a clear provincial permitting pathway for the Company to transition into a new Canadian Gold Producer.

Ausenco Engineering Canada ULC will lead the PFS, with a primary focus on process plant design and metallurgical testing. Several consulting firms will contribute to various aspects of the study: AGP Mining Consultants Inc. will handle mine planning and the mineral reserve estimate; Knight Piésold Ltd., based in North Bay, will advance tailings and water management; and Terracon Geotechnique and Environmental Applications Group Inc. will oversee site geotechnical and environmental studies, respectively. Additional scope will be advanced by TBT Engineering for the planned highway 101 diversion and TWD Engineering for the site power supply work.

Nick Campbell, Chief Executive Officer of Mayfair Gold, stated, “We have engaged with an outstanding group of consultants with established track records of achievement in the mining sector to support the Mayfair team and advance the Pre-Feasibility Study for the Fenn-Gib Gold Project near Timmins, Ontario. These firms, along with the Mayfair team, key equipment manufacturers and construction contractors, will be vital in advancing the Project designs with their expertise to help position Fenn-Gib as a shovel-ready project on an accelerated timeline. Mayfair is positioning itself to be a nimble gold development company, focusing on a smaller, higher-grade, higher margin mine development that can be permitted and built to take advantage of the strong current Canadian gold price market. Through this approach, Mayfair can mitigate the upfront capital requirements, reduce execution risk and accelerate cash flow generation. This lower risk approach should provide Mayfair with the time and capital required to consider a longer-term project scope that considers the entire 4.3 million ounce indicated gold resource in the future. We anticipate the PFS to be complete by year-end 2025, with the Ontario permitting timelines allowing for a construction decision as early as three-years from now.”

The execution of contracts with engineering consultants is an important step towards advancing Fenn-Gib; however, Mayfair is also committed to meaningful engagement with the local communities of Matheson, Timmins and the regional Indigenous Communities. Specifically, the Fenn-Gib project is roughly 10 kilometers from the community of the Apitipi Anicinapek Nation, therefore, Mayfair has a special focus on collaborating with this Nation. This collaboration will be guided by principles of robust environmental stewardship and high-quality design, ensuring that the Project is developed responsibly, with sustainability and respect for the local ecosystem and community at its core.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.3M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade. Please see the Company’s news release dated September 10, 2024, for further information.

The scientific and technical content of this news release was reviewed, verified, and approved by Drew Anwyll, P.Eng., M.Eng, Chief Operating Officer of the Company, and a Qualified Person as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Notes to U.S. Investors Concerning Resource Estimates.

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gib Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gib Gold Project to operation and the timing thereof, the advancing of environmental approvals, permits and project designs, mitigate the upfront capital requirements, reduce execution risk and accelerate cash flow generation the ability of the Company to mitigate upfront capital requirements, reduce execution risk and accelerate cash flow generation, and the ability of the Company to commence detailed engineering work immediately following completion of the PFS. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (800) 342-6705, info@mayfairgold.ca.